UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D

☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

China Health Industries Holdings, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

3199-1 Longxiang Road, Songbei District

Address of Principal Executive Office (Street and number):

Harbin City, Heilongjiang Province, People’s Republic of China 150028

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company, through its wholly-owned subsidiary, Harbin Humankind Biology Technology Co., Limited, closed the purchase of 100% of the equity interests (the “Acquisition”) of Heilongjiang HempCan Pharmaceuticals Co., Ltd. from two sellers for a consideration of totaling RMB295 million (approximately $40,682,360) on December 1, 2023. The details of the Acquisition was described in the Current Report on Form 8-K filed with the SEC on July 3, 2023 and December 4, 2023, respectively.

Due to the Acquisition described above, the compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the period ended December 31, 2023 (the “Quarterly Report”) imposed time constraints that have rendered timely filing of the Quarterly Report impracticable without undue hardship and expense to the registrant. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant endeavors to file its Quarterly Report no later than fifth calendar days following February 14, 2024, the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Xin Sun	86	451-88100688
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the lunar new year period, all of the Company employees are off for a long holiday, and no details for the anticipated change could be provided as of the date of this filing.

China Health Industries Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2024	By:	/s/ Xin Sun
Xin Sun
	Title:	Chief Executive Officer and Chief Financial Officer (principal executive officer, principal financial officer and principal accounting officer)

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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